American Railcar Industries, Inc.
100 Clark Street
Saint Charles, Missouri 63301
(636) 940-6000
(636) 754-3408
November 4, 2010
BY EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel
Re:	American Railcar Industries, Inc. Form 10-K for the year ended December 31, 2009 filed on March 12, 2010 File No. 0-51728.
Ladies and Gentlemen:
This letter is written in response to the letter dated October 25, 2010 from Ms. Linda Cvrkel, commenting on the Form 10-K of American Railcar Industries, Inc.’s (“ARI”, “we”, “us”, “our” or the “Company”) for the fiscal year ended December 31, 2009. For convenience, these responses are immediately preceded by the comments included in the letter from Ms. Cvrkel.
Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1. SEC Comment: For the periods ended March 31, 2010 and June 30, 2010, although you indicate that railcar loadings have increased and the number of railcars in storage has decreased as reported by an independent third party industry analyst, you also indicate that you expect your shipments and revenues to significantly decrease in 2010 from 2009. We also note that for the period ended March 31, 2010, revenues decreased 67% to $52.3 million from $156.9 million from the comparable period in 2009 and for the three month period ended June 30, 2010 revenues decreased 44.4% to $61.2 million from $109.9 million. In addition, we also note that the Company recognized operating losses of $5.1 million and $3.0 million during the three month periods ended March 31, 2010 and June 30, 2010, respectively, as compared to operating income of approximately $9.4 million and $7.1 million during the comparable periods of 2009. However, in spite of the continuing declines in revenues and operating income during 2010, we note no discussion in the Company’s interim financial statements or MD&A with regards to whether an updated impairment analysis was performed with respect to the company’s long-lived assets as of March 31, 2010 or June 30, 2010.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
Supplementally advise us of whether the Company has performed an updated impairment analysis with respect to its various categories of long-lived assets as of March 31, 2010 or June 30, 2010 and provide us with the results of your analysis. If you have not performed an updated impairment analysis, please explain in detail why you did not believe the significant decline in revenues resulting from the decreased demand for railcars did not represent a significant adverse change in business climate that could affect the value of the Company’s long-lived assets pursuant to ASC Topic 360-10.
COMPANY RESPONSE
The railcar industry has historically been a cyclical industry with peaks and valleys. Included below is a graph, detailing shipments of new freight railcars over a 30 year period as reported by the fourth quarter 2010 Global Insight Freight Car Outlook Report (in thousands). Note that the years with an “E” are estimates forecasted by Global Insight.
The graph above demonstrates that the railcar industry is cyclical and experiences highs and lows. The industry was at a high from 1996 to 2000 with railcar shipments averaging approximately 63,000, then the industry experienced a low averaging approximately 28,000 railcar shipments from 2001 to 2003 and then up again averaging approximately 63,000 railcar shipments from 2004 to 2008. We are currently experiencing a low in the industry with actual and forecasted shipments averaging approximately 22,000 railcar shipments from 2009 to 2011 and an industry high is forecasted from 2012 to 2015 with an average of approximately 63,000 railcar shipments.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
For new railcar deliveries to increase, railcar loadings must increase and stored railcars must be absorbed. Loadings have increased in 2010 and railcars in storage have steadily decreased from a high of 32%, or approximately 503,000 railcars out of the total fleet, in June 2009 to 22%, or approximately 331,000 railcars, in September 2010. Once a majority of the remaining stored railcars are absorbed, new railcar deliveries will significantly increase, as forecasted.
We primarily compete in the covered hopper and tank railcar markets, which represent the two largest segments in the railcar industry as shown in the following graphs. Those two segments combine to represent 63% of industry backlog as of September 30, 2010 and 71% of industry deliveries for the trailing twelve months ended September 30, 2010. The next two charts provide a breakdown of the industry by railcar type.
Below is a pie chart detailing the industry backlog by railcar type as reported by the Railway Supply Institute, Inc. as of September 30, 2010:

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
Below is a pie chart that details industry deliveries for the trailing twelve months as reported by the Railway Supply Institute, Inc. as of September 30, 2010:
Historical and forecasted delivery trends for the covered hopper and tank railcar markets, as reported by the fourth quarter 2010 Global Insight Freight Car Outlook Report, are as follows (in thousands). Note that the years with an “E” are estimates forecasted by Global Insight.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
The railcar industry is very competitive and we are one of only six U.S. freight railcar builders. One of these builders does not currently compete in either of our primary markets. Furthermore, we are one of only four U.S. tank railcar builders. We shipped approximately 6,900 railcars in 2006, 7,000 railcars in 2007, 7,900 railcars in 2008, 3,600 railcars in 2009 and 1,100 railcars for the first nine months of 2010.
Operating income has followed trends for new railcar deliveries of the industry and our markets as demonstrated in the graph below. Our only prior year presented below with negative operating income was in 2002, which was the last low point in the industry. In line with historical trends, we are expecting negative operating income during the industry low in 2010. The graphs below detail operating income by year from 2000 to 2010 and by quarter for 2009 and 2010 (in thousands):

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
In addition to operating income, we have historically reported a positive earnings before interest, income taxes, depreciation and amortization (EBITDA), adjusted to exclude short-term investment activity and stock based compensation expense, (Adjusted EBITDA) as noted below (in thousands):

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
We continue to report a positive Adjusted EBITDA with the first quarter of 2010 being the only recent quarterly period with negative Adjusted EBITDA, as follows (in thousands):
We expect to improve upon 2010’s results as demand for new railcars improves. Over the past few years, we have completed cost reduction and vertical integration projects that have and will continue to improve our cost competitiveness and will contribute to improving Adjusted EBITDA.
As stated in Accounting Standards Codification (ASC) 360, Property, plant and equipment:
10-35-21 A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:
a.	A significant decrease in the market price of a long-lived asset (asset group).
b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.
c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.
d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).
e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

f.
A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
We evaluated each of the items above for the nine months ended September 30, 2010 and noted the following:
a.	There has not been a significant decrease in the market price of our long-lived assets.
b.
We have decreased production rates at our railcar manufacturing facilities due to the weak railcar market resulting in a decrease to the extent our long-lived assets are being used. This change is consistent with the cyclical nature of the railcar market as noted in the above industry data. We do not believe the decrease to be significant as forecasts show it to be temporary. As such, there has not been a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.

c.
There has not been a significant adverse change in legal factors that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator. There has been an adverse change in the business climate but it is consistent with the cyclical nature of our industry as noted above.

d.	There has not been an accumulation of costs significantly in excess of the amount originally expected for acquisition or construction of a long-lived asset.
e.
We have experienced operating losses during 2010. In the data presented above, we noted that the industry is cyclical and we are experiencing what we believe to be a temporary downturn. We expected 2010 results to be lower than 2009 provided industry forecasts and our railcar order backlog at December 31, 2009.

f.	There are no plans to sell or dispose of a significant portion of long-lived assets before the end of their previously estimated useful lives.
Based on this discussion, we do not believe a triggering event occurred during the nine months ended September 30, 2010 and therefore, we did not perform an impairment analysis of our long-lived assets.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
2. SEC Comment: Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your assets and explain why an updated impairment analysis was not performed during either the three months ended March 31, 2010 or June 30, 2010, as applicable. If an updated impairment analysis was performed at these interim dates, the notes to the Company’s financial statements and MD&A should be revised to include a description of the methods and significant assumptions used in your most recent impairment analysis, including the specific revenue and cost increases reflected in your projections as well as discussion of how actual results have compared to projections. As part of your response, please also supplementally advise us as to whether you expect to recognize an impairment charge for the quarter ended September 30, 2010 as a result of the continued reductions in revenues experienced in 2010. Please provide us with an example of the disclosure to be included in future filings. We may have further comments upon review of your response.
COMPANY RESPONSE
No impairment charge was recorded for the nine months ended September 30, 2010. While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:
We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets may not be recoverable. During the nine months ended September 30, 2010, no triggering events have occurred.
The North American railcar market has been, and we expect it to continue to be highly cyclical, generally fluctuating in correlation with the U.S. economy. While the economy and the railcar market remained weak throughout 2010, we believe that this downturn is temporary, reflecting the cyclical nature of the industry, and that railcar orders will recover in the future. Independent third party industry analysts are also forecasting the railcar market to recover as the economy improves. As a result, at this time, we do not believe that the decline in our shipments and revenues, which we view as temporary, warrants an impairment analysis of our long-lived assets. However, we intend to continue to monitor our long-lived assets for impairment in response to events or changes in circumstances.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
Note 8 — Goodwill, page 10
3. SEC Comment: We note that the Company has approximately $7.2 million of goodwill related to the acquisition of Custom Steel in 2006. You indicate that the Company performs the annual goodwill impairment test as of March 1 of each year. The valuation uses a combination of methods to determine the fair value of the reporting unit including prices of comparable businesses, a present value technique and recent transactions involving businesses similar to the Company. You also indicate that there was no adjustment required based on the 2010 annual impairment test of the goodwill generated from the Custom Steel acquisition. In light of the fact that the results of Custom Steel are included in the Kennett/Custom reporting unit, which is included in the manufacturing operations segment which has experienced significant declines in revenues, please tell us and revise your goodwill disclosures in future filings to discuss whether the Kennett/Custom reporting unit was at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting unit that is at risk of failing step one:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•	Discussion of the degree of uncertainty associated with the key assumptions; and
•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
COMPANY RESPONSE
While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:
Goodwill is not amortized but it is tested for impairment at least annually by comparing the fair value of the asset to its carrying value. The Company has $7.2 million of goodwill related to the acquisition of Custom Steel in 2006, all of which is allocated to our Kennett and Custom railcar sub-assembly plants reporting unit (Kennett/Custom) that is part of the Company’s manufacturing operations segment.
The Company performs an annual goodwill impairment test as of March 1 of each year utilizing the market and income approaches and significant assumptions discussed below:
Market Approach
The market approach produces indications of value by applying multiples of enterprise value to revenue as well as enterprise value to earnings before depreciation, amortization, interest and taxes. The multiples indicate what investors are willing to pay for comparable publicly held companies. When adjusted for the risk level and growth potential of the subject company relative to the guideline companies, these multiples are a reasonable indication of the value an investor would attribute to the subject company.
Income Approach
The income approach considers the subject company’s future sales and earnings growth potential as the primary source of future cash flow. We prepared a five year financial projection for Kennett/Custom and used a discounted net cash flow method to determine the fair value. Net cash flow consists of after-tax operating income, plus depreciation, less capital expenditures and working capital needs. The discounted cash flow method considers a five-year projection of net cash flow and adds to those cash flows a residual value at the end of the projection period.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
Significant estimates and assumptions used in the evaluation were forecasted revenues and profits, the weighted average cost of capital and tax rates. Forecasted revenues of Kennett/Custom were estimated based on historical trends of the ARI plants that the reporting unit supplies parts to, which are driven by the railcar market forecast. Forecasted margins were based on historical experience. Kennett/Custom does not have a selling, administrative or executive staff, therefore, an estimate of salaries and benefits for key employees was added to selling, administrative and other costs. The weighted average cost of capital was calculated using our estimated cost of equity and debt.
All of the above estimates and assumptions were determined by management to be reasonable based on the knowledge and information at the time of the evaluation. As such, this carries a risk of uncertainty. There could be significant fluctuations in the cost of raw materials, unionization of our workforce or other factors that might significantly affect Kennett/Custom’s cost structure and negatively impact the projection of financial performance. If the railcar industry forecasts or ARI’s market share were to change significantly, the fair value of Kennett/Custom would be materially adversely impacted. Other events that might occur that could have a negative effect would be a natural disaster that would render the facility unusable, a significant litigation settlement, a significant workers’ compensation claim or other event that would result in a production shut down or significant expense to the reporting unit.
The March 1, 2010 evaluation equally weighted the values derived from each approach to arrive at the fair value of Kennett/Custom. The resulting fair value exceeded the carrying value by over 20% resulting in no impairment.
Form 10-K for the year ended December 31, 2009
Note 11 — Investments in and Loans to Joint Ventures, page 54
4. SEC Comment: We note that for the year ended December 31, 2009, Ohio Castings reported a net loss, when in the previous year it reported net income. We also note that it was evaluated for impairment in June 2009. In light of its recent net losses and continuing economic pressures that resulted in the idling of the facilities, supplementally provide us with the results of your current/most recent impairment analysis. As part of your response you should also explain your basis for significant assumptions, and disclose these significant assumptions in future filings. We may have further comment upon reviewing your response.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
COMPANY RESPONSE
Ohio Castings performed an impairment analysis as of August 31, 2010 and noted no impairment. We in turn performed an impairment analysis of our investment in Ohio Castings, as of the same date, noting no impairment. As stated in ASC 323, Investments — Equity Method and Joint Ventures:
10-35-31 A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred that is other than temporary and that shall be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method.
10-35-32 A loss in value of an investment that is other than a temporary decline shall be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors that shall be evaluated.
10-35-32A An equity method investor shall not separately test an investee’s underlying asset(s) for impairment. However, an equity investor shall recognize its share of any impairment charge recorded by an investee in accordance with the guidance in paragraphs 323-10-35-13 and 323-10-45-1 and consider the effect, if any, of the impairment on the investor’s basis difference in the assets giving rise to the investee’s impairment charge.
While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:
ARI updated its evaluation of its investment in Ohio Castings and determined there was no impairment as of September 30, 2010. Ohio Castings first reported a loss in the first quarter of 2009 and subsequently the facility was temporarily idled in the second quarter of 2009 due to the decline in the railcar industry. Ohio Castings has continued to report losses due to its idled state. ARI obtained Ohio Castings’ long-lived asset impairment analysis and reviewed it for reasonableness. Based on that evaluation, ARI currently expects that the joint venture, pending the approval of all joint venture partners, will restart production when the demand for new railcars returns to sufficient levels. The assumptions used in the impairment analysis are consistent with the market data reported by an independent third party analyst and historical financial results. The current decline in earnings capacity is consistent with industry forecasts, as reported by an independent third party analyst, and is considered temporary. The Company and Ohio Castings will continue to monitor for impairment.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
5. SEC Comment: We note from the disclosure included in Note 11 that as a result of acquiring a 50% interest in the Axis credit facility, your investment in Axis increased significantly. We also note from the summarized financial information included in the Company’s annual and interim financial statements that Axis incurred a significant net loss during the year ended December 31, 2009 and also during the six months ended June 30, 2010. Given the materiality of the increase in the Company’s investment in Axis during 2009 as well as the Company’s unfavorable results of operations during the most recent annual and interim periods, please tell us and revise the disclosures in future filing to address the following:
•
Please indicate when the most recent impairment analysis with respect to this investment was performed in light of Axis’ net losses during the most recent annual and interim periods. As part of your response, please provide us with the results of your most recent analysis, and explain the methods and significant assumptions used in the analysis as well as your basis for significant assumptions. Also, please disclose these significant assumptions in future filings.

•	As part of your response, please describe the status of its current operations considering the continuing unfavorable economic environment and weak demand.
COMPANY RESPONSE
Axis has incurred losses throughout 2009 and 2010. Axis has been operating for only 16 months. The new railcar axle market is directly related to the new railcar market and the current weakness in the railcar market is causing the axle volumes to remain low. Axis has not performed a long-lived asset impairment analysis. The current downturn is consistent with industry forecasts, as reported by an independent third party analyst, and is considered temporary.
Axis is one of three U.S. axle manufacturers. Additionally, two of the joint venture partners are new railcar manufacturers and the other is a significant railcar parts supplier. These factors should provide significant volume for Axis.
There is no evidence that, once the new railcar market returns, Axis will not be able to report significant earnings at a level that would justify the carrying amount of our investment. As such, their depressed earnings are believed to be temporary.
In the third quarter of 2010, an increase in volume resulted in an improvement in financial results. As of September 30, 2010, the investment in Axis was comprised entirely of ARI’s term loan and revolver to Axis. Based on the discussion above, this loan has been evaluated to currently be fully recoverable. The Company will continue to monitor Axis.
While we may modify the language due to changes in facts or various circumstances, the following is an example of disclosure we expect to include in applicable future filings:
Axis is in its early stages and has been operating at low levels for 16 months. As a result, Axis has incurred losses since starting production in the third quarter of 2009. The new railcar axle market is directly related to the new railcar market and the current weakness in the railcar market is causing the axle volumes to remain low. The current downturn is consistent with industry forecasts, as reported by an independent third party analyst, and is considered temporary. As such, Axis has not performed a long-lived asset impairment analysis.
In the third quarter of 2010, an increase in volume resulted in an improvement in financial results. As of September 30, 2010, the investment in Axis was comprised entirely of ARI’s term loan and revolver to Axis. Based on the discussion above, this loan has been evaluated to currently be fully recoverable. The Company will continue to monitor Axis for impairment.

American Railcar Industries, Inc.
United States Securities and Exchange Commission
Division of Corporate Finance
November 4, 2010
Other
6. SEC Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
COMPANY RESPONSE:
The Company notes the staff’s comment and acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter is fully responsive to your comments. If you have any questions, please call myself or James Cowan at (636) 940-6000.
[Signature Page Follows]

Very truly yours,
American Railcar Industries, Inc.

/s/ Dale C. Davies Dale C. Davies
Senior Vice President, Chief Financial Officer and Treasurer